Exhibit 99.1
EnCana Corporation
Interim Consolidated Financial Statements
(unaudited)
For the period ended March 31, 2009
(U.S. Dollars)

First quarter report
for the period ended March 31, 2009
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended
		March 31,
($ millions, except per share amounts)		2009	2008

REVENUES, NET OF ROYALTIES	(Note 4)	$4,608	$5,434

EXPENSES	(Note 4)
Production and mineral taxes		61	114
Transportation and selling		293	412
Operating		553	696
Purchased product		1,209	2,393
Depreciation, depletion and amortization		983	1,035
Administrative		85	156
Interest, net	(Note 6)	104	134
Accretion of asset retirement obligation	(Note 11)	17	21
Foreign exchange (gain) loss, net	(Note 7)	58	95
(Gain) loss on divestitures	(Note 5)	(1)	—

		3,362	5,056

NET EARNINGS BEFORE INCOME TAX		1,246	378
Income tax expense	(Note 8)	284	285

NET EARNINGS		$962	$93

NET EARNINGS PER COMMON SHARE	(Note 15)
Basic		$1.28	$0.12
Diluted		$1.28	$0.12

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Three Months Ended
		March 31,
($ millions)		2009	2008

RETAINED EARNINGS, BEGINNING OF YEAR		$17,584	$13,082
Net Earnings		962	93
Dividends on Common Shares		(300)	(300)
Charges for Normal Course Issuer Bid	(Note 12)	—	(229)

RETAINED EARNINGS, END OF PERIOD		$18,246	$12,646

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

	Three Months Ended
	March 31,
($ millions)	2009	2008

NET EARNINGS	$962	$93
OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign Currency Translation Adjustment	(271)	(400)

COMPREHENSIVE INCOME	$691	$(307)

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (unaudited)

	Three Months Ended
	March 31,
($ millions)	2009	2008

ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING OF YEAR	$833	$3,063
Foreign Currency Translation Adjustment	(271)	(400)

ACCUMULATED OTHER COMPREHENSIVE INCOME, END OF PERIOD	$562	$2,663

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		March 31,	December 31,
($ millions)		2009	2008

ASSETS
Current Assets
Cash and cash equivalents		$629	$383
Accounts receivable and accrued revenues		1,360	1,568
Current portion of partnership contribution receivable		317	313
Risk management	(Note 16)	3,038	2,818
Inventories	(Note 9)	536	520

		5,880	5,602
Property, Plant and Equipment, net	(Note 4)	35,657	35,424
Investments and Other Assets		862	727
Partnership Contribution Receivable		2,753	2,834
Risk Management	(Note 16)	63	234
Goodwill		2,370	2,426

	(Note 4)	$47,585	$47,247

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$2,482	$2,871
Income tax payable		366	424
Current portion of partnership contribution payable		310	306
Risk management	(Note 16)	18	43
Current portion of long-term debt	(Note 10)	250	250

		3,426	3,894
Long-Term Debt	(Note 10)	9,192	8,755
Other Liabilities		745	576
Partnership Contribution Payable		2,778	2,857
Risk Management	(Note 16)	3	7
Asset Retirement Obligation	(Note 11)	1,238	1,265
Future Income Taxes		6,835	6,919

		24,217	24,273

Shareholders’ Equity
Share capital	(Note 12)	4,560	4,557
Retained earnings		18,246	17,584
Accumulated other comprehensive income		562	833

Total Shareholders’ Equity		23,368	22,974

		$47,585	$47,247

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended
		March 31,
($ millions)		2009	2008

OPERATING ACTIVITIES
Net earnings		$962	$93
Depreciation, depletion and amortization		983	1,035
Future income taxes	(Note 8)	37	(79)
Unrealized (gain) loss on risk management	(Note 16)	(111)	1,093
Unrealized foreign exchange (gain) loss		20	76
Accretion of asset retirement obligation	(Note 11)	17	21
(Gain) loss on divestitures	(Note 5)	(1)	—
Other		37	150
Net change in other assets and liabilities		14	(93)
Net change in non-cash working capital		(127)	(538)

Cash From Operating Activities		1,831	1,758

INVESTING ACTIVITIES
Capital expenditures	(Note 4)	(1,587)	(1,907)
Proceeds from divestitures	(Note 5)	33	72
Net change in investments and other		(142)	9
Net change in non-cash working capital		(92)	292

Cash (Used in) Investing Activities		(1,788)	(1,534)

FINANCING ACTIVITIES
Net issuance (repayment) of revolving long-term debt		505	(59)
Issuance of long-term debt	(Note 10)	—	723
Issuance of common shares	(Note 12)	2	63
Purchase of common shares	(Note 12)	—	(311)
Dividends on common shares		(300)	(300)

Cash From (Used in) Financing Activities		207	116

FOREIGN EXCHANGE GAIN (LOSS) ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		(4)	(4)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		246	336
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		383	553

CASH AND CASH EQUIVALENTS, END OF PERIOD		$629	$889

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. BASIS OF PRESENTATION
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). EnCana’s operations are in the business of the exploration for, the development of, and the production and marketing of natural gas, crude oil and natural gas liquids (“NGLs”), refining operations and power generation operations.
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2008, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2008.
2. CHANGES IN ACCOUNTING POLICIES AND PRACTICES
On January 1, 2009, the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Section:
•
“Goodwill and Intangible Assets”, Section 3064. The new standard replaces the previous goodwill and intangible asset standard and revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard has had no material impact on EnCana’s Consolidated Financial Statements.

3. RECENT ACCOUNTING PRONOUNCEMENTS
In February 2008, the CICA’s Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. EnCana will be required to report its results in accordance with IFRS beginning in 2011. The Company has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information. The impact of IFRS on the Company’s Consolidated Financial Statements is not reasonably determinable at this time.
As of January 1, 2011, EnCana will be required to adopt the following CICA Handbook sections:
•
“Business Combinations”, Section 1582, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of future business combinations.

•
“Consolidated Financial Statements”, Section 1601, which together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.

•
“Non-controlling Interests”, Section 1602. The standard establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. SEGMENTED INFORMATION
The Company’s operating and reportable segments are as follows:
•	Canada includes the Company’s exploration for, and development and production of natural gas, crude oil and NGLs and other related activities within the Canadian cost centre.
•	USA includes the Company’s exploration for, and development and production of natural gas, NGLs and other related activities within the United States cost centre.
•	Downstream Refining is focused on the refining of crude oil into petroleum and chemical products at two refineries located in the United States. The refineries are jointly owned with ConocoPhillips.
•
Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canada and USA segments. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
On December 31, 2008, EnCana updated its segmented reporting to present the upstream Canadian and United States cost centres and Downstream Refining as separate reportable segments. This resulted in EnCana presenting the Canadian portion of the Integrated Oil Division as part of the Canada segment. Previously, this was aggregated and presented in the Integrated Oil segment. Prior periods have been restated to reflect the new presentation.
EnCana has a decentralized decision making and reporting structure. Accordingly, the Company is organized into Divisions as follows:
•	Canadian Plains Division includes natural gas and crude oil exploration, development and production assets located in eastern Alberta and Saskatchewan.
•	Canadian Foothills Division includes natural gas exploration, development and production assets located in western Alberta and British Columbia as well as the Company’s Canadian offshore assets.
•	USA Division includes natural gas exploration, development and production assets located in the United States and comprises the USA segment described above.
•
Integrated Oil Division is the combined total of Integrated Oil — Canada and Downstream Refining. Integrated Oil — Canada includes the Company’s exploration for, and development and production of bitumen using enhanced recovery methods. Integrated Oil — Canada is composed of EnCana’s interests in the FCCL Oil Sands Partnership jointly owned with ConocoPhillips, the Athabasca natural gas assets and other bitumen interests.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. SEGMENTED INFORMATION (continued)
Results of Operations (For the three months ended March 31)
Segment and Geographic Information

	Canada		USA		Downstream Refining
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$1,883	$2,503	$1,174	$1,354	$926	$2,046
Expenses
Production and mineral taxes	15	18	46	96	—	—
Transportation and selling	170	297	123	115	—	—
Operating	286	384	115	169	118	132
Purchased product	(13)	(35)	—	—	749	1,821

	1,425	1,839	890	974	59	93
Depreciation, depletion and amortization	484	569	416	397	51	44

Segment Income (Loss)	$941	$1,270	$474	$577	$8	$49

	Market Optimization		Corporate & Other		Consolidated
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$492	$625	$133	$(1,094)	$4,608	$5,434
Expenses
Production and mineral taxes	—	—	—	—	61	114
Transportation and selling	—	—	—	—	293	412
Operating	8	11	26	—	553	696
Purchased product	473	607	—	—	1,209	2,393

	11	7	107	(1,094)	2,492	1,819
Depreciation, depletion and amortization	5	4	27	21	983	1,035

Segment Income (Loss)	$6	$3	$80	$(1,115)	1,509	784

Administrative					85	156
Interest, net					104	134
Accretion of asset retirement obligation					17	21
Foreign exchange (gain) loss, net					58	95
(Gain) loss on divestitures					(1)	—

					263	406

Net Earnings Before Income Tax					1,246	378
Income tax expense					284	285

Net Earnings					$962	$93

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. SEGMENTED INFORMATION (continued)
Results of Operations (For the three months ended March 31)
Product and Divisional Information

	Canada Segment
	Canadian Plains		Canadian Foothills		Integrated Oil - Canada		Total
	2009	2008	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$775	$1,141	$915	$1,075	$193	$287	$1,883	$2,503
Expenses
Production and mineral taxes	10	13	5	4	—	1	15	18
Transportation and selling	62	109	37	56	71	132	170	297
Operating	103	142	130	178	53	64	286	384
Purchased product	—	—	—	—	(13)	(35)	(13)	(35)

Operating Cash Flow	$600	$877	$743	$837	$82	$125	$1,425	$1,839

	Canadian Plains Division
	Gas		Oil & NGLs		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$521	$590	$252	$549	$2	$2	$775	$1,141
Expenses
Production and mineral taxes	3	5	7	8	—	—	10	13
Transportation and selling	11	19	51	90	—	—	62	109
Operating	51	73	51	68	1	1	103	142

Operating Cash Flow	$456	$493	$143	$383	$1	$1	$600	$877

	Canadian Foothills Division
	Gas		Oil & NGLs		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$848	$909	$57	$148	$10	$18	$915	$1,075
Expenses
Production and mineral taxes	4	3	1	1	—	—	5	4
Transportation and selling	34	53	3	3	—	—	37	56
Operating	120	161	6	11	4	6	130	178

Operating Cash Flow	$690	$692	$47	$133	$6	$12	$743	$837

	USA Division
	Gas		Oil & NGLs		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$1,118	$1,183	$29	$99	$27	$72	$1,174	$1,354
Expenses
Production and mineral taxes	43	87	3	9	—	—	46	96
Transportation and selling	123	115	—	—	—	—	123	115
Operating	82	101	—	—	33	68	115	169

Operating Cash Flow	$870	$880	$26	$90	$(6)	$4	$890	$974

	Integrated Oil Division
	Oil *		Downstream Refining		Other *		Total
	2009	2008	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$163	$238	$926	$2,046	$30	$49	$1,119	$2,333
Expenses
Production and mineral taxes	—	—	—	—	—	1	—	1
Transportation and selling	66	120	—	—	5	12	71	132
Operating	40	41	118	132	13	23	171	196
Purchased product	—	—	749	1,821	(13)	(35)	736	1,786

Operating Cash Flow	$57	$77	$59	$93	$25	$48	$141	$218

*	Oil and Other comprise Integrated Oil — Canada. Other includes production of natural gas and bitumen from the Athabasca and Senlac properties.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. SEGMENTED INFORMATION (continued)
Capital Expenditures

	Three Months Ended
	March 31,
	2009	2008

Capital
Canadian Plains	$159	$262
Canadian Foothills	465	780
Integrated Oil — Canada	126	208

Canada	750	1,250
USA	540	519
Downstream Refining	202	55
Market Optimization	(3)	2
Corporate & Other	19	23

	1,508	1,849

Acquisition Capital
Canadian Foothills	73	72
USA *	6	(14)

	79	58

Total	$1,587	$1,907

*	2008 includes purchase price adjustments for the November 2007 Leor acquisition in East Texas.
On September 25, 2008, EnCana acquired certain land and property in Louisiana for approximately $101 million before closing adjustments. The purchase was facilitated by an unrelated party, Brown Haynesville Leasehold LLC (“Brown Haynesville”), which held the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. The relationship with Brown Haynesville represented an interest in a variable interest entity (“VIE”) from September 25, 2008 to March 24, 2009. During this period, EnCana was the primary beneficiary of the VIE and consolidated Brown Haynesville. On March 24, 2009, when the arrangement with Brown Haynesville was completed, the assets were transferred to EnCana.
On July 23, 2008, EnCana acquired certain land and mineral interests in Louisiana for approximately $457 million before closing adjustments. The purchase was facilitated by an unrelated party, Brown Southwest Minerals LLC (“Brown Southwest”), which held the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. On November 12, 2008, an unrelated party exercised an option to purchase certain interests as part of the above acquisition for approximately $157 million, reducing the qualifying like kind exchange to approximately $300 million. The relationship with Brown Southwest represented an interest in a VIE from July 23, 2008 to January 19, 2009. During this period, EnCana was the primary beneficiary of the VIE and consolidated Brown Southwest. On January 19, 2009, when the arrangement with Brown Southwest was completed, the assets were transferred to EnCana.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. SEGMENTED INFORMATION (continued)
Property, Plant and Equipment and Total Assets by Segment

	Property, Plant and Equipment		Total Assets
	As at		As at
	March 31,	December 31,	March 31,	December 31,
	2009	2008	2009	2008

Canada	$16,976	$17,082	$23,248	$23,419
USA	13,669	13,541	14,696	14,635
Downstream Refining	4,189	4,032	4,752	4,637
Market Optimization	129	140	391	429
Corporate & Other	694	629	4,498	4,127

Total	$35,657	$35,424	$47,585	$47,247

On February 9, 2007, EnCana announced that it had entered into a 25 year lease agreement with a third party developer for The Bow office project. As at March 31, 2009, Corporate and Other Property, Plant and Equipment and Total Assets includes EnCana’s accrual to date of $323 million ($252 million at December 31, 2008) related to this office project as an asset under construction.
On January 4, 2008, EnCana signed the contract for the design and construction of the Production Field Centre (“PFC”) for the Deep Panuke project. As at March 31, 2009, Canada Property, Plant, and Equipment and Total Assets includes EnCana’s accrual to date of $280 million ($199 million at December 31, 2008) related to this offshore facility as an asset under construction.
Corresponding liabilities for these projects are included in Other Liabilities in the Consolidated Balance Sheet. There is no effect on the Company’s net earnings or cash flows related to the capitalization of The Bow office project or the Deep Panuke PFC.
5. DIVESTITURES
Total year-to-date proceeds received on the sale of assets were $33 million (2008 — $72 million). The significant items are described below.
Canada
In 2009, the Company completed the divestiture of mature conventional oil and natural gas assets for proceeds of $33 million (2008 — $61 million) in Canadian Foothills and did not complete any divestitures in Canadian Plains (2008 — $31 million).
6. INTEREST, NET

	Three Months Ended
	March 31,
	2009	2008

Interest Expense — Long-Term Debt	$118	$140
Interest Expense — Other *	39	54
Interest Income *	(53)	(60)

	$104	$134

*	Interest Expense — Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
7. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended
	March 31,
	2009	2008

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada *	$150	$217
Translation of U.S. dollar partnership contribution receivable issued from Canada *	(87)	(143)
Other Foreign Exchange (Gain) Loss	(5)	21

	$58	$95

*	Reflects the current year change in foreign exchange rates calculated on the period end balance.
8. INCOME TAXES
The provision for income taxes is as follows:

	Three Months Ended
	March 31,
	2009	2008

Current
Canada	$172	$234
United States	76	129
Other Countries	(1)	1

Total Current Tax	247	364

Future	37	(79)

	$284	$285

9. INVENTORIES

	As at	As at
	March 31,	December 31,
	2009	2008

Product
Canada	$55	$46
USA	11	8
Downstream Refining	333	323
Market Optimization	123	127
Parts and Supplies	14	16

	$536	$520

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
10. LONG-TERM DEBT

	As at	As at
	March 31,	December 31,
	2009	2008

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$1,745	$1,410
Unsecured notes	992	1,020

	2,737	2,430

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	377	247
Unsecured notes	6,350	6,350

	6,727	6,597

Increase in Value of Debt Acquired	46	49
Debt Discounts and Financing Costs	(68)	(71)
Current Portion of Long-Term Debt	(250)	(250)

	$9,192	$8,755

11. ASSET RETIREMENT OBLIGATION
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets and refining facilities:

	As at	As at
	March 31,	December 31,
	2009	2008

Asset Retirement Obligation, Beginning of Year	$1,265	$1,458
Liabilities Incurred	7	54
Liabilities Settled	(15)	(115)
Liabilities Divested	—	(38)
Change in Estimated Future Cash Flows	(8)	54
Accretion Expense	17	79
Foreign Currency Translation	(28)	(227)

Asset Retirement Obligation, End of Period	$1,238	$1,265

12. SHARE CAPITAL

	March 31, 2009		December 31, 2008
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	750.4	$4,557	750.2	$4,479
Common Shares Issued under Option Plans	0.2	2	3.0	80
Stock-Based Compensation	—	1	—	11
Common Shares Purchased	—	—	(2.8)	(13)

Common Shares Outstanding, End of Period	750.6	$4,560	750.4	$4,557

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. SHARE CAPITAL (continued)
Normal Course Issuer Bid
EnCana has received regulatory approval each year under Canadian securities laws to purchase Common Shares under seven consecutive Normal Course Issuer Bids (“Bids”). EnCana is entitled to purchase, for cancellation, up to approximately 75.0 million Common Shares under the renewed Bid which commenced on November 13, 2008 and terminates on November 12, 2009. To March 31, 2009 there have been no purchases under the current bid (2008 — 4.6 million Common Shares for approximately $311 million).
Stock Options
EnCana has stock-based compensation plans that allow employees to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were granted. Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted.
The following tables summarize the information related to options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSARs”) attached to them at March 31, 2009. Information related to TSARs is included in Note 14.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	0.5	11.62
Exercised	(0.2)	11.57

Outstanding, End of Period	0.3	11.78

Exercisable, End of Period	0.3	11.78

	Outstanding Options			Exercisable Options
Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price (C$)	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

11.50 to 14.50	0.3	0.9	11.78	0.3	11.78

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. CAPITAL STRUCTURE
The Company’s capital structure is comprised of Shareholders’ Equity plus Long-Term Debt. The Company’s objectives when managing its capital structure are to:
i)	maintain financial flexibility to preserve EnCana’s access to capital markets and its ability to meet its financial obligations; and
ii)	finance internally generated growth as well as potential acquisitions.
The Company monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). These metrics are used to steward the Company’s overall debt position as measures of the Company’s overall financial strength.
EnCana targets a Debt to Capitalization ratio of between 30 and 40 percent. At March 31, 2009, EnCana’s Debt to Capitalization ratio was 29 percent (December 31, 2008 — 28 percent) calculated as follows:

	As at
	March 31,	December 31,
	2009	2008

Debt	$9,442	$9,005
Total Shareholders’ Equity	23,368	22,974

Total Capitalization	$32,810	$31,979

Debt to Capitalization ratio	29%	28%

EnCana targets a Debt to Adjusted EBITDA of 1.0 to 2.0 times. At March 31, 2009, Debt to Adjusted EBITDA was 0.7x (December 31, 2008 — 0.7x) calculated on a trailing twelve-month basis as follows:

	As at
	March 31,		December 31,
	2009		2008

Debt	$9,442		$9,005

Net Earnings	$6,813		$5,944
Add (deduct):
Interest, net	556		586
Income tax expense	2,632		2,633
Depreciation, depletion and amortization	4,171		4,223
Accretion of asset retirement obligation	75		79
Foreign exchange (gain) loss, net	386		423
(Gain) loss on divestitures	(141)		(140)

Adjusted EBITDA	$14,492		$13,748

Debt to Adjusted EBITDA	0.7	x	0.7	x

EnCana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.
The Company’s capital management objectives, evaluation measures, definitions and targets have remained unchanged over the periods presented. EnCana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. COMPENSATION PLANS
The following tables outline certain information related to EnCana’s compensation plans at March 31, 2009. Additional information is contained in Note 19 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2008.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended
	March 31,
	2009	2008
Current Service Cost	$4	$4
Interest Cost	5	5
Expected Return on Plan Assets	(4)	(5)
Amortization of Net Actuarial Losses	2	1
Expected Amortization of Past Service Costs	1	1
Amortization of Transitional Obligation	—	(1)
Expense for Defined Contribution Plan	11	10

Net Benefit Plan Expense	$19	$15

For the period ended March 31, 2009, no contributions have been made to the defined benefit pension plans (2008 — nil).
B) Tandem Share Appreciation Rights (“TSARs”)
The following table summarizes information related to the TSARs at March 31, 2009:

		Weighted
	Outstanding	Average
	TSARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	19,411,939	53.97
Granted	3,904,660	55.30
Exercised — SARs	(166,067)	39.29
Exercised — Options	(38,754)	33.92
Forfeited	(139,795)	57.78

Outstanding, End of Period	22,971,983	54.32

Exercisable, End of Period	13,551,066	49.59

For the period ended March 31, 2009, EnCana recorded a reduction of compensation costs of $18 million related to the outstanding TSARs (2008 — costs of $169 million).
C) Performance Tandem Share Appreciation Rights (“Performance TSARs”)
The following table summarizes information related to the Performance TSARs at March 31, 2009:

		Weighted
	Outstanding	Average
	TSARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	12,979,725	63.13
Granted	7,751,720	55.31
Exercised — SARs	(3,917)	56.09
Forfeited	(1,622,171)	62.87

Outstanding, End of Period	19,105,357	59.98

Exercisable, End of Period	3,955,358	60.38

For the period ended March 31, 2009, EnCana recorded a reduction of compensation costs of $3 million related to the outstanding Performance TSARs (2008 — costs of $46 million).

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. COMPENSATION PLANS (continued)
D) Share Appreciation Rights (“SARs”)
The following table summarizes information related to the SARs at March 31, 2009:

		Weighted
	Outstanding	Average
	SARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	1,285,065	72.13
Granted	1,089,520	55.33
Forfeited	(20,400)	67.90

Outstanding, End of Period	2,354,185	64.39

Exercisable, End of Period	242,403	69.46

For the period ended March 31, 2009, EnCana has not recorded any compensation costs related to the outstanding SARs (2008 — $1 million).
E) Performance Share Appreciation Rights (“Performance SARs”)
The following table summarizes information related to the Performance SARs at March 31, 2009:

		Weighted
	Outstanding	Average
	SARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	1,620,930	69.40
Granted	2,140,440	55.31
Forfeited	(199,071)	68.83

Outstanding, End of Period	3,562,299	60.97

Exercisable, End of Period	299,265	69.40

For the period ended March 31, 2009, EnCana has not recorded any compensation costs related to the outstanding Performance SARs (2008 — $1 million).
F) Deferred Share Units (“DSUs”)
The following table summarizes information related to the DSUs at March 31, 2009:

Outstanding
DSUs

Canadian Dollar Denominated
Outstanding, Beginning of Year	656,841
Granted	71,519
Converted from HPR awards	46,884
Units, in Lieu of Dividends	7,561

Outstanding, End of Period	782,805

For the period ended March 31, 2009, EnCana has not recorded any compensation costs related to the outstanding DSUs (2008 — $12 million).
In 2009, employees had the option to convert either 25 or 50 percent of their annual High Performance Results (“HPR”) award into DSUs. The number of DSUs is based on the value of the award divided by the closing value of EnCana’s share price at the end of the performance period of the HPR award. DSUs vest immediately, can be redeemed in accordance with the terms of the agreement and expire on December 15 of the calendar year following the year of termination.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
15. PER SHARE AMOUNTS
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended
	March 31,
(millions)	2009	2008

Weighted Average Common Shares Outstanding — Basic	750.5	749.5
Effect of Dilutive Securities	0.9	3.5

Weighted Average Common Shares Outstanding — Diluted	751.4	753.0

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
EnCana’s financial assets and liabilities are comprised of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, the partnership contribution receivable and payable, risk management assets and liabilities, and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows:
A) Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments.
The fair values of the partnership contribution receivable and partnership contribution payable approximate their carrying amount due to the specific nature of these instruments in relation to the creation of the integrated oil joint venture. Further information about these notes is disclosed in Note 11 to the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2008.
Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.
Long-term debt is carried at amortized cost using the effective interest method of amortization. The estimated fair values of long-term borrowings have been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.
The fair value of financial assets and liabilities were as follows:

	As at March 31, 2009		As at December 31, 2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets
Held-for-Trading:
Cash and cash equivalents	$629	$629	$383	$383
Risk management assets *	3,101	3,101	3,052	3,052
Loans and Receivables:
Accounts receivable and accrued revenues	1,360	1,360	1,568	1,568
Partnership contribution receivable *	3,070	3,070	3,147	3,147
Financial Liabilities
Held-for-Trading:
Risk management liabilities *	$21	$21	$50	$50
Other Financial Liabilities:
Accounts payable and accrued liabilities	2,482	2,482	2,871	2,871
Long-term debt *	9,442	8,959	9,005	8,242
Partnership contribution payable *	3,088	3,088	3,163	3,163

*	Including current portion.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
B) Risk Management Assets and Liabilities
Net Risk Management Position

	As at	As at
	March 31,	December 31,
	2009	2008

Risk Management
Current asset	$3,038	$2,818
Long-term asset	63	234

	3,101	3,052

Risk Management
Current liability	18	43
Long-term liability	3	7

	21	50

Net Risk Management Asset (Liability)	$3,080	$3,002

Summary of Unrealized Risk Management Positions

	As at March 31, 2009			As at December 31, 2008
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$3,060	$4	$3,056	$2,941	$10	$2,931
Crude oil	35	17	18	92	40	52
Power	6	—	6	19	—	19

Total Fair Value	$3,101	$21	$3,080	$3,052	$50	$3,002

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

	As at	As at
	March 31,	December 31,
	2009	2008

Prices actively quoted	$2,291	$2,055
Prices sourced from observable data or market corroboration	789	947

Total Fair Value	$3,080	$3,002

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
B) Risk Management Assets and Liabilities (continued)
Net Fair Value of Commodity Price Positions at March 31, 2009

	Notional Volumes		Term	Average Price		Fair Value

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	1,549	MMcf/d	2009	9.28	US$/Mcf	$2,225
NYMEX Fixed Price	35	MMcf/d	2010	9.21	US$/Mcf	43

Purchased Options

NYMEX Call	(140)	MMcf/d	2009	11.67	US$/Mcf	(18)
NYMEX Put	482	MMcf/d	2009	9.10	US$/Mcf	614

Basis Contracts

Canada	80	MMcf/d	2009			5
United States	687	MMcf/d	2009			39
Canada and United States *			2010–2013			66

						2,974
Other Financial Positions **						5

Total Unrealized Gain on Financial Contracts						2,979
Premiums Paid on Unexpired Options						77

Natural Gas Fair Value Position						$3,056

*
EnCana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

**	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.

Fair Value
Crude Oil Contracts
Crude Oil Fair Value Position *	$18

*	The Crude Oil financial positions are part of the ongoing operations of the Company’s proprietary production and condensate management.

Fair Value
Power Purchase Contracts
Power Fair Value Position	$6
Net Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended
	March 31,
	2009	2008

Revenues, Net of Royalties	$1,069	$20
Operating Expenses and Other	(24)	2

Gain (Loss) on Risk Management	$1,045	$22

	Unrealized Gain (Loss)
	Three Months Ended
	March 31,
	2009	2008

Revenues, Net of Royalties	$133	$(1,096)
Operating Expenses and Other	(22)	3

Gain (Loss) on Risk Management	$111	$(1,093)

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
B) Risk Management Assets and Liabilities (continued)
Reconciliation of Unrealized Risk Management Positions from January 1 to March 31, 2009

	2009		2008
		Total	Total
		Unrealized	Unrealized
	Fair Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$2,892
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	1,156	$1,156	$(1,071)
Fair Value of Contracts Realized During the Period	(1,045)	(1,045)	(22)

Fair Value of Contracts Outstanding	$3,003	$111	$(1,093)
Premiums Paid on Unexpired Options	77

Fair Value of Contracts and Premiums Paid, End of Period	$3,080

Commodity Price Sensitivities
The following table summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. When assessing the potential impact of these commodity price changes, the Company believes 10% volatility is a reasonable measure. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting net earnings as at March 31, 2009 as follows:

	Favourable	Unfavourable
	10% Change	10% Change

Natural gas price	$204	$(203)
Crude oil price	4	(4)
Power price	4	(4)
C) Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks arising from its financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.
Commodity Price Risk
Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy is to not use derivative financial instruments for speculative purposes.
Natural Gas — To partially mitigate the natural gas commodity price risk, the Company has entered into option contracts and swaps, which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, EnCana has entered into swaps to manage the price differentials between these production areas and various sales points.
Crude Oil — The Company has partially mitigated its exposure to commodity price risk on its condensate supply with fixed price swaps.
Power — The Company has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
C) Risks Associated with Financial Assets and Liabilities (continued)
Credit Risk
Credit risk arises from the potential the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. All foreign currency agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at March 31, 2009, approximately 97 percent of EnCana’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.
At March 31, 2009, EnCana had two counterparties whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the partnership contribution receivable is the total carrying value.
Liquidity Risk
Liquidity risk is the risk the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 13, EnCana targets a Debt to Capitalization ratio between 30 and 40 percent and a Debt to Adjusted EBITDA of 1.0 to 2.0 times to steward the Company’s overall debt position.
In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through commercial paper, capital markets and banks. As at March 31, 2009, EnCana had available unused committed bank credit facilities in the amount of $2.0 billion and unused capacity under shelf prospectuses, the availability of which is dependent on market conditions, for $5.0 billion. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.
EnCana maintains investment grade credit ratings on its senior unsecured debt. On May 12, 2008, following the announcement of the proposed corporate reorganization, Standard & Poor’s Ratings Service assigned a rating of A- and placed the Company on “CreditWatch Negative”, DBRS Limited assigned a rating of A(low) and placed the Company “Under Review with Developing Implications” and Moody’s Investors Services assigned a rating of Baa2 and changed the outlook to “Stable” from “Positive”. On March 2, 2009, Standard & Poor’s affirmed its A- rating and removed the rating from “CreditWatch”. The outlook is “Negative”. On March 5, 2009, DBRS Limited maintained the long-term rating of EnCana at A(low) “Under Review with Developing Implications”.
The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less Than 1 Year	1 – 3 Years	4 – 5 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$2,482	$—	$—	$—	$2,482
Risk Management Liabilities	18	3	—	—	21
Long-Term Debt *	720	1,990	3,381	10,282	16,373
Partnership Contribution Payable *	489	978	978	1,466	3,911

*	Principal and interest, including current portion.
Included in EnCana’s total long-term debt obligations of $16,373 million at March 31, 2009 are $2,122 million in principal obligations related to Bankers’ Acceptances, Commercial Paper and LIBOR loans. These amounts are fully supported and Management expects that they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year. The revolving credit and term loan facilities are fully revolving for a period of up to five years. Based on the current maturity dates of the credit facilities, these amounts are included in cash outflows for the period disclosed as 4 — 5 Years. Further information on Long-term Debt is contained in Note 10.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
C) Risks Associated with Financial Assets and Liabilities (continued)
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As EnCana operates primarily in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on the Company’s reported results. EnCana’s functional currency is Canadian dollars, however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations are not separately identifiable.
To mitigate the exposure to the fluctuating U.S./Canadian exchange rate, EnCana maintains a mix of both U.S. dollar and Canadian dollar debt.
As disclosed in Note 7, EnCana’s foreign exchange (gain) loss is primarily comprised of unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada and the translation of the U.S. dollar partnership contribution receivable issued from Canada. At March 31, 2009, EnCana had $5,350 million in U.S. dollar debt issued from Canada ($5,350 million at December 31, 2008) and $3,070 million related to the U.S. dollar partnership contribution receivable ($3,147 million at December 31, 2008). A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in an $18 million change in foreign exchange (gain) loss at March 31, 2009.
Interest Rate Risk
Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.
At March 31, 2009, the increase or decrease in net earnings for each one percent change in interest rates on floating rate debt amounts to $15 million (2008 — $14 million).
17. CONTINGENCIES
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
During the period between 2003 and 2005, EnCana and its indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), along with other energy companies, were named as defendants in several lawsuits, some of which were class action lawsuits, relating to sales of natural gas from 1999 to 2002. The lawsuits allege that the defendants engaged in a conspiracy with unnamed competitors in the natural gas markets in California in violation of U.S. and California anti-trust and unfair competition laws. All but one of these lawsuits has been settled prior to 2009, without admitting any liability in the lawsuits.
The remaining lawsuit was commenced by E. & J. Gallo Winery (“Gallo”). The Gallo lawsuit claims damages in excess of $30 million. California law allows for the possibility that the amount of damages assessed could be tripled.
The Company and WD intend to vigorously defend against this outstanding claim; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
18. RECLASSIFICATION
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2009.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)